August 29, 2024 VIA EDGAR	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Scott Anderegg

Erin Jaskot

Re:	Healthy Choice Wellness Corp.
Amendment No. 6 to Registration Statement on Form S-1 Response dated August 23, 2024
File No. 333-274435

Dear Mr. Anderegg and Ms. Jaskot:

On behalf of our client, Healthy Choice Wellness Corp., a Delaware corporation (the “Company” or “HCWC”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 23, 2024, regarding the Company’s Amendment No. 6 to registration statement on Form S-1 submitted to the Commission on July 24, 2024 (the “Registration Statement”).

This letter is being filed with the Commission with Amendment No. 7 to the Registration Statement (“Amendment No. 7”).

The Staff’s comments are repeated below and are followed by the Company’s response in bold. Capitalized terms used but not otherwise defined herein have the meanings set forth in Amendment No. 7.

Amendment No. 6 to Registration Statement on Form S-1 filed July 24, 2024 Cover Page

1.	We note the disclosure on the prospectus cover page regarding the price disparity between HCMC’s current quoted price on OTC Pink and the expected offering price of HCWC’s Class A common stock. We also note the risk-factor disclosure on p. 12 that “the price per share of HCMC’s common stock may be more indicative of the price per share of Class A common stock than the other factors that we utilized to determine the offering price in this Offering.” Please revise the prospectus cover page to clearly disclose that investors who purchase in the offering at the proposed price range would be purchasing at a price that the market has not previously supported.

RESPONSE: The Company acknowledges the Staff’s comment. The Company has revised the prospectus cover page to state that investors who purchase in the Offering at the proposed price range would be purchasing at a price that the market has not previously supported.

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131

305.704.5940      800.215.2137      305.704.5955       Fax cozen.com

There is no public market for our Class A common stock..., page 12

2.	We note your revised disclosure regarding the risk that the third-party valuation report may overstate the implied equity value of HCWC. Given HCWC’s current stage of business and expected business opportunities, please disclose whether you and your management believe the valuation report, and the comparable companies used in the report, appropriately support the implied valuation and offering price of HCWC. Please include similar disclosure under “Determination of Offering Price,” and also include in that section the disclosure regarding the comparable companies that is included on page 12.

RESPONSE: The Company acknowledges the Staff’s comment. Given the time elapsed since the preparation of this report, the third party valuation report is no longer being considered in the determination of the offering price range. All references to the valuation report have been removed and the valuation report will not be an exhibit to the Registration Statement. We have added additional disclosure on page 12 the “Risk Factors” and page 28 of the “Determination of Offering Price” sections to clarify the factors relied upon for determining the offering price range.

3.	In addition, where you list the names and statistics for your comparable companies on page 12, please add the net income for each comparable company as well as your own most recent pro forma net income covering the most comparable period. Given the volume of information presented in this paragraph, you may wish to present this information in a table so it is clear to investors.

RESPONSE: The Company acknowledges the Staff’s comment. Because the third party valuation report is no longer being relied upon, this disclosure on page 12 has been removed.

Capitalization, page 29

4.	Please tell us your consideration for including the debt borrowed in July 2024, as detailed on page F-21, in your capitalization table.

RESPONSE: The Company acknowledges the Staff’s comment and notes the debt was not included in the June 30, 2024 capitalization table as it was a subsequent event, having occurred on July 18, 2024. Further, the proceeds facilitated the acquisition of the assets of GreenAcres Markets which is not reflected in the financial statement pro-forma as it would not be deemed a “significant subsidiary” pursuant to Rules 3-05 and 8-04 of Regulation S-X.

Notes to Condensed Consolidated Carve-Out Financial Statements Note 17. Subsequent Events, page F-21

5.	Please tell us your consideration for providing financial statements for the acquired stores form GreenAcres Markets pursuant to Rule 8-04 of Regulation S-X. In addition, tell us the expected date of your final prospectus.

RESPONSE: The Company acknowledges the Staff’s comment. The Company has determined that the business of GreenAcres Markets would not be deemed a “significant subsidiary” pursuant to Rule 3-05 of Regulation S-X. This analysis is attached as Exhibit A to this letter. In addition, under Rule 8-04 of Regulation S-X, a smaller reporting company is eligible to exclude acquired business financial statements from a registration statement if the business acquisition was consummated no more than 74 days prior to the date of the relevant final prospectus. The GreenAcres Markets Acquisition was consummated on July 18, 2024. We expect the date of our final prospectus to be September 13, 2024.

General

6.	Please disclose, where appropriate, the Distribution Ratio you will use in the distribution of all HCWC Class A and Class B common stock to the holders of HCMC.

RESPONSE: The Company acknowledges the Staff’s comment and the final Distribution Ratio has been included on pages 2 and 58. For each 208,632 shares of HCMC common stock held by an HCMC stockholder, such stockholder will receive 1 share of HCWC Class A common stock and 3 shares of HCWC Class B common stock. Stated differently, for each share of HCMC common stock held, an HCMC stockholder will receive in the Spin-Off 0.000005 shares of Class A common stock and 0.000015 shares of Class B common stock.

7.	The five-year projections included in the valuation report filed as Exhibit 10.12 show a projected net income of approximately $3.6 million for fiscal year 2024. However, your condensed consolidated carve-out balance sheet for Healthy Choice Wellness Corp. for the quarter ended March 31, 2024 indicates that you operated at a net loss and suggests that you may not be on track to meet the projected revenue and net income estimates used in the valuation report. Where you discuss the valuation report, please disclose the assumptions underlying the projections. Also disclose whether the assumptions and projections continue to reflect management’s view on future performance and support the implied equity value of HCWC and the price range of $9 to $11.

RESPONSE: The Company acknowledges the Staff’s comment. Given the time elapsed since the preparation of this report, the third party valuation report is no longer being considered in the determination of the offering price range. All references to the valuation report have been removed and the valuation report will not be an exhibit to the Registration Statement. We have added additional disclosure on page 12 the “Risk Factors” and page 28 of the “Determination of Offering Price” sections to clarify the factors relied upon for determining the offering price range.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier
Martin T. Schrier

cc:	John Ollet

EXHIBIT A

SIGNIFICANT SUBSIDIARY TEST

200 South Biscayne Boulevard 30th Floor, Miami, FL 33131

305.704.5940      800.215.2137      305.704.5955      Fax cozen.com